SECUR 09040250 ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue; Suite 200; (P.O. Box 88)
(No. and Street)

Bridgeville (City) PA (State) 15017-0088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin P. Biber (412) 221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola, Neighbors, LLC
(Name – *if individual, state last, first, middle name*)

Abele Business Park; 60 Abele Road; Suite 1103; Bridgeville, PA 15017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LINDA J. CAMBURN, NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT SERVICES, INC.

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

FINANCIAL STATEMENTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

LABRIOLA NEIGHBORS LLP

CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 21, 2009

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the accompanying balance sheets of Greentree Investment Services, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Labriola Neighbors LLP

GREENTREE INVESTMENT SERVICES, INC.

BALANCE SHEET

DECEMBER 31

ASSETS

	2008	2007
Cash and cash equivalents	$ 984	$ 15,048
Short-term investments	53,906	107,168
Receivables	584	1,353
Total current assets	55,474	123,569
Computer equipment	1,276	1,276
Less: Accumulated depreciation	(1,276)	(1,276)
Total assets	$ 55,474	$ 123,569

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2008	2007
Accounts payable	$ 12,147	$ 9,037
Accrued income taxes	(1,494)	1,523
Total current liabilities	10,653	10,560

STOCKHOLDER'S EQUITY

	2008	2007
Common stock - no par value - $1 stated value (1,000 shares authorized, 888 shares issued and outstanding)	888	888
Paid in capital	87,912	87,912
Retained earnings (loss)	(43,979)	24,209
Total stockholder's equity	44,821	113,009
Total liabilities and stockholder's equity	$ 55,474	$ 123,569

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31

REVENUE

	2008	2007
Commission income	$ 43,174	$ 63,443
Unrealized (loss) gain (Note 2)	(53,262)	38,248
Dividend income	126	417
Other income		35,000
Total revenues	(9,962)	137,108

EXPENSES

	2008	2007
Salaries and benefits	3,944	10,196
Communication	4,628	4,523
Commission and fees	11,659	18,281
Office expense	16,280	17,719
Insurance	1,297	2,101
Automobile expense	11,805	11,041
Dues	791	1,365
Travel & entertainment	7,154	10,520
Professional services	2,000	2,000
Other	191	936
Total expenses	59,749	78,682
Income before income taxes	69,711	58,426
Income taxes (Note 3)	(1,523)	1,523
Net income (loss)	(68,188)	56,903
Retained earnings – beginning of year	24,209	(32,694)
Retained earnings – end of year	$ (43,979)	$ 24,209

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$888	$ 87,912	$ 24,209	$113,009
Net income			(68,188)	(68,188)
Balance at end of period	$888	$ 87,912	$ (43,979)	$ 44,821

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$978	$ 96,822	$ (32,694)	$ 65,106
Capital contributed	(90)	(8,910)		(9,000)
Net income			56,903	56,903
Balance at end of period	$888	$ 87,912	$ 24,209	$113,009

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (68,188)	$ 56,903
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in investments	53,262	(38,247)
Decrease (increase) in receivables	769	(1,216)
Increase in accounts payable	3,110	3,490
(Decrease) increase in accrued income taxes	(3,017)	1,523
Funds provided by (used in) operating activities	(14,064)	22,453
Cash flows from financing activities:		
Capital contribution		(9,000)
Net cash provided by financing activities		(9,000)
Net increase (decrease) in cash	(14,064)	13,453
Cash and cash equivalents - beginning of year	15,048	1,595
Cash and cash equivalents - end of year	$ 984	$ 15,048

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Greentree Investment Services, Inc. (the Company) is a corporation that operates to provide securities broker-dealer services under the regulation of National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC) and various state securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

RECOGNITION OF REVENUE AND EXPENSES

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - INVESTMENTS

2008	Cost	Market
NASD Stock	$ 49,300	$ 46,949
Fidelity ADV Equity Growth Class T	10,959	6,957
	$ 60,259	$ 53,906

Unrealized loss of $(53,262) was recognized in the year ended December 31, 2008.

2007	Cost	Market
NASD Stock	$ 49,300	$ 94,031
Fidelity ADV Equity Growth Class T	10,959	13,137
	$ 60,259	$107,168

Unrealized gain of $38,247 was recognized in the year ended December 31, 2007.

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 - INCOME TAXES

At December 31, 2008, no federal or state income taxes were payable since the Company had a net operating loss. However, there was a 2008 tax carryback of $481 for federal income taxes and $1,042 for Pennsylvania income taxes.

For the year ended December 31, 2007, income before taxes was in excess of net operating loss carryforwards that were available at the beginning of 2007. Accordingly, all available tax loss carryforwards were utilized and federal income taxes of $481 and Pennsylvania income taxes of $1,042 have been recorded.

NOTE 4 - RELATED PARTY TRANSACTIONS

Greentree Investment Services, Inc. rents office space from its stockholder. Rental payments of $12,300 and $11,808 were made in 2008 and 2007, respectively.

Greentree Investment Services, Inc. leases an automobile from its stockholder. The lease payments amounted to $8,400 in each year ended December 31, 2008 and 2007.

GREENTREE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

	Focus Report	Audit Adjustments*	Audited Financial Statements
Total Ownership Equity	$ 43,326		$ 43,326
Total Non-Allowable Assets	0	$ 1,495	0
Net Capital before Haircuts	43,326	1,495	43,326
Haircuts on Trading & Investment Securities	(13,288)		(13,288)
Net capital	30,038		30,038
Minimum Dollar Requirement	(5,000)		(5,000)
Excess Net Capital	$ 25,038		$ 25,038
Total Aggregate Indebtedness	$ 12,147		$ 12,147
Percentage of Aggregate Indebtedness to Net Capital	48.51%		48.51%

* Audit adjustments for federal and Pennsylvania income tax refunds were recorded at December 31, 2008.

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 21, 2009

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the financial statements of Greentree Investment Services, Inc. as of December 31, 2008 and for the year ended December 31, 2007 and have issued our report thereon dated February 16, 2009. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of Greentree Investment Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit, we considered Greentree Investment Services, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Greentree Investment Services, Inc.'s internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the entity's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Labriola Neighbors LLP

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.